UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   IDX Systems Corporation
   1400 Shelburne Road
   P.O. Box 1070

   Burlington, VT  05402
2. Date of Event Requiring Statement (Month/Day/Year)
   01/08/2001
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Allscripts Healthcare Solutions, Inc. (MDRX)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of
3)  4)Nature of
                                                             Securities
D   Indirect
                                                             Beneficially
or  Beneficial
                                                             Owned
I   Ownership
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---------------------
Common Stock                                                 7,497,838.00 (1)
D   Direct

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of
4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying
sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security
exercise   Derivative  Beneficial

price of   Security    Ownership
                                Date      Expira-
Amount or  Deri-      Direct(D)
                                Exer-     tion
Number of  vative     or
                                cisable   Date      Title
Shares     Security   Indirect(I)
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Explanation of Responses:

(1)
On January 8, 2001, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 13, 2000, by and among Allscripts Healthcare Solutions, Inc. (formerly known as Allscripts Holding, Inc.) ("AHS"), Allscripts, Inc., Bursar Acquisition,
Inc., Bursar Acquisition No. 2, Inc., Channelhealth Incorporated ("Channelhealth") and IDX Systems Corporation ("IDX"), each share of common stock of Channelhealth was converted into the right to receive .33730 shares of common stock of AHS. As a result, IDX, which prior to the Merger owned 22,228,991 shares of common stock of Channelhealth, received 7,497,838 shares of common stock of AHS
 (the "Shares"). AHS and IDX have also entered into a Stock Rights and Restrictions Agreement dated as of January 8, 2001, pursuant to which IDX has agreed to certain restrictions on the transfer of any Shares.

SIGNATURE OF REPORTING PERSON
/S/ IDX Systems Corporation,
DATE January 17, 2001